WESTERN COPPER AND GOLD CORPORATION
(Formerly Western Copper Corporation)

ANNUAL INFORMATION FORM

For the year ended
December 31, 2012

2050 – 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Dated: March 22, 2013

PRELIMINARY NOTES

In this Annual Information Form, Western Copper and Gold Corporation (formerly Western Copper Corporation), including all subsidiaries as the context requires, is referred to as “Western”, the “Company”, or “we”. All information contained herein is as at March 18, 2013 unless otherwise stated.

Financial Statements

All financial information in this Annual Information Form (“AIF”) is prepared in accordance with International Financial Reporting Standards (“IFRS”).

This AIF should be read in conjunction with the Company’s audited annual consolidated financial statements and notes thereto, as well as with the management’s discussion and analysis for the year ended December 31, 2012. The financial statements and management’s discussion and analysis are available at www.westerncopperandgold.com, under the Company’s profile on the SEDAR website at www.sedar.com, and under the Company’s profile on the EDGAR website at www.sec.gov/edgar.shtml.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Disclosure of Mineral Resources

Disclosure about our exploration properties in this AIF uses the terms “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards. All disclosure about our exploration property conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are discussed below.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral
Resources and Indicated Mineral Resources

This AIF may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource”. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources

This AIF may use the term “Inferred Mineral Resources”. We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this AIF and the documents incorporated by reference herein that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; project schedules; recommended work programs; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration or mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Such statements are included, among other places, in this AIF under the headings “Development of the Business”, “Risk Factors” and “Mineral Properties” and in the documents incorporated by reference herein.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in this AIF.

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, availability of equipment and personnel for required operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The industries involve risks and uncertainties and are subject to change based on various factors.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Western Copper Corporation was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006. It changed its name to Western Copper and Gold Corporation on October 17, 2011.

The Company’s principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3. Its registered office address is 10th floor, 595 Howe Street, Vancouver, BC V6C 2T5.

On October 17, 2011, Western Copper Corporation (“Western Copper”) completed a plan of arrangement (the “Arrangement”) involving Western Copper, its shareholders and subsidiaries. The Arrangement involved, among other things: (i) a series of vertical short form amalgamations involving Western Copper and its wholly-owned subsidiaries to form the Company, (ii) a name change to “Western Copper and Gold Corporation”, (iii) amendments to the Company's authorized capital resulting in an unlimited number of common shares and preferred shares, and (iv) certain exchanges of securities resulting in post-Arrangement common shares of the Company, common shares of Copper North Mining Corp. (“Copper North”) and common shares of NorthIsle Copper and Gold Inc. (“NorthIsle”) being distributed to shareholders of the Company in exchange for their pre-Arrangement common shares of Western Copper.

Intercorporate Relationships

The Company has the following subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

On December 22, 2010, Western issued 9,395,500 units at a price of $2.45 for gross proceeds of approximately $23 million. Each unit comprised one common share of the Company and half of one warrant.

On February 9, 2011, the Company’s shares began trading on the NYSE MKT under the symbol: WRN.

On October 17, 2011, Western Copper completed a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, Western Copper transferred the Carmacks Copper Project, the Redstone Project, and $2 million in cash to Copper North and the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper then changed its name to Western Copper and Gold Corp. (“Western”) and distributed the common shares of Copper North and NorthIsle to Western’s shareholders.

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled its 5% net profits interest royalty in the Casino Project and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty in the Casino Project (the “Transaction”).

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining royalty) for the following amount:

a)	US$39 million if the amount is paid on or prior to December 31, 2013; or

b)	US$59 million if the amount is paid after January 1, 2014, but on or before December 31, 2017.

Other corporate developments are described throughout this AIF.

DESCRIPTION OF THE BUSINESS

General

Western is an exploration and development company that is directly engaged in the development of the Casino mineral property located in Yukon, Canada. The Casino property is host to one of the largest undeveloped porphyry deposits in Canada containing large amounts of gold, copper, and molybdenum in its one billion tonnes of reserves.

Western completed feasibility study on the Casino property in January 2013. Its current focus is on working towards its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act, the first step required to permit the Casino Project. The Company expects to submit the application by the end of 2013.

The Company does not have any producing properties and consequently has no current operating income or cash flow. Western is an exploration stage company and has not generated any revenues to date. Commercially viable mineral deposits may not exist on any of the Company’s properties.

Trends

Other than noted above, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our financial condition.

RISK FACTORS

The following is a brief description of those distinctive or special characteristics of the Company's operations and industry, which may have a material impact on, or constitute risk factors in respect of the Company's financial performance, business and operations.

History of Net Losses; Uncertainty of Additional Financing; Negative Operating Cash Flow

The Company has received no revenue to date from the exploration activities on its properties and has negative cash flow from operating activities. The Company incurred the following losses: (i) $22,005,813 for the year ended December 31, 2011 and (ii) $3,913,276 for the year ended December 31, 2012. As of December 31, 2012, the Company had an accumulated deficit of $86,086,902. In the event the Company undertakes development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its exploration commitments, to fund administrative overhead and to maintain its mineral interests. The Company will need to raise sufficient funds to meet these obligations as well as fund ongoing exploration, advance pre-feasibility and feasibility studies, and provide for capital costs of building its mining facilities.

Mineral Exploration and Development Activities Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of certain of the properties in which the Company has an interest could have an adverse effect on profitability in that infrastructure costs would be higher.

In addition, previous mining operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

Uncertainty of Mineral Resources and Mineral Reserves

The figures for Mineral Resources and Mineral Reserves with respect to the Casino Project disclosed in this Annual Information Form are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render Resources and Reserves uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Applicable Licenses

The agreements pursuant to which the Company acquired its interests in certain of its properties provide that the Company must make a series of payments in cash and/or common shares over certain time periods, expend certain minimum amounts on the exploration of the properties, or contribute its share of ongoing expenditures. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties. There is no assurance that further applications will be successful.

Title Risks

Although title to its mineral properties and surface rights has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and the Company's ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such properties may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Risks Associated with Joint Venture Agreements

In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See “Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Environmental Laws and Regulations That May Increase Costs and Restrict Operations

All of the Company's exploration and potential development and production activities are subject to regulation by Canadian governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or new mining activities in other countries, it will also be subject to the laws and regulations of those jurisdictions, including environmental laws and regulations. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in the Company's intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing it to re-evaluate those activities at that time.

Costs of Land Reclamation

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company. There is a potential future liability for cleanup of tailings deposited on the mining license areas during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any, due to this potential liability.

Assets in remote locations

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's mineral projects. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Climate change or prolonged periods of inclement weather may severely limit the length of time in which exploration programs and development activities may be undertaken.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Company's properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Company's properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Company's properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

High Metal Prices Increasing the Demand For, and Cost Of, Exploration, Development and Construction Services and Equipment

The strength of metal prices over the past several years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment may continue to increase if current trends continue. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to an inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

First Nations

Consultation with First Nations groups is required of the Company in the environmental assessment, subsequent permitting, development, and operation stages of its proposed projects. Certain First Nations groups may oppose certain proposed projects at any given stage and such opposition may adversely affect the project(s) in question, the Company's public image, or the Company's share performance.

Canadian law related to aboriginal rights, including aboriginal title rights, is in a period of change. There is a risk that future changes to the law may adversely affect the Company's rights to its Canadian projects.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, including the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From January 1, 2012 to December 31, 2012, the Company’s shares traded in a range between $0.59 and $2.04 on the TSX. There can be no assurance that continual and significant fluctuations in the price of the common shares of the Company will not occur.

Changes in the Market Price of Common Shares may be Unrelated to its Results of Operations and Could Have an Adverse Impact on the Company

The Company's common shares are listed on the TSX and the NYSE MKT. The price of the Company's common shares is likely to be significantly affected by short-term changes in copper and gold prices or in its financial condition or results of operations. Other factors unrelated to the Company's performance that may have an effect on the price of the Company's shares include the following: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company's securities may adversely affect an investors' ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in the Company; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Company's common shares and a substantial decline in the price of the common shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Company's common shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Metal Price Volatility

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The price of each of copper and gold has a history of extreme volatility. The price of the Company's common shares and the Company's financial results may be significantly adversely affected by a decline in the price of copper or gold. The price of each of copper and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, by-product production levels from base-metal mines, and the political and economic conditions of major copper and gold-producing countries throughout the world.

From January 1, 2012 to December 31, 2012, the London PM price of gold ranged from approximately US$1,550 per ounce to approximately US$1,800 per ounce. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

From January 1, 2012 to December 31, 2012, the price of copper on the London Metal Exchange (“LME”) has ranged from approximately US$3.30 per pound to approximately US$3.90 per pound. Some factors that affect the price of copper include: industrial demand; forward or short sales of copper by producers and speculators; future level of copper production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Copper prices are also affected by macroeconomic factors including: confidence in the global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the strength of, and confidence in, the U.S. dollar, the currency in which the price of copper is generally quoted, and other major currencies; global political or economic events; and costs of production of other copper producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of copper by increasing or decreasing the demand for or supply of copper.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada. Copper and gold are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis-à-vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis-à-vis the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, common stock pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See “Directors and Officers” in this Annual Information Form for details of the Company's current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees. The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Company's business and financial condition.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified directors, officers and employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the Business Corporations Act (British Columbia). From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. For a detailed list of roles played by directors and officers in other companies, see “Directors and Officers” in this Annual Information Form.

Effecting Service of Process on the Company's Directors

Since certain of the Company's directors live outside of Canada, it may not be possible to effect service of process on them and since all or a substantial portion of their assets are located outside Canada, there may be difficulties in enforcing judgments against them obtained in Canadian courts.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies at a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, National Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices and the conversion to International Financial Reporting Standards.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for shareholders who are U.S. persons.

We generally will be a “passive foreign investment company” (a “PFIC”) under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income in any taxable year. A shareholder who is a “U.S. person” (as such term is defined in the Code) should be aware that we believe that we were a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year and for the foreseeable future. If we are a PFIC for any taxable year during which a U.S. person holds common shares of the Company, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. It may be possible for U.S. persons to fully or partially mitigate such tax consequences by making a “qualified electing fund election,” as defined in the Code (a “QEF Election”). We currently intend to make available to shareholders who are U.S. persons, upon their written request: (a) information as to our status as a PFIC, and (b) for each year in which we are a PFIC, all information and documentation that a shareholder making a QEF Election with respect to us is required to obtain for U.S. federal income tax purposes. However, there is no assurance that the Company will satisfy the record keeping requirements that apply to a PFIC, or that the Company will continue to supply shareholders with the information that the shareholder is required to report under the rules applicable to making a QEF Election. Therefore, if the Company is a PFIC in any taxable year, there is no assurance that the shareholder will be able to make a QEF Election in respect of the Company's common shares. The PFIC rules are extremely complex. A U.S. person holding the Company's common shares is encouraged to consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

MINERAL PROPERTIES

The Company’s Casino Project is located in the Yukon Territory in Canada.

Casino Project (Yukon, Canada)

The Casino Project is a material property for the purposes of National Instrument 43-101. The following is the summary from the technical report entitled “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” (the “2013 Feasibility Study”) dated January 25, 2013 and prepared by Conrad E. Huss, P. E., Thomas L. Drielick, P.E., Jeff Austin, P. Eng., Gary Giroux, P. Eng., Scott Casselman, P.Geo. Graham Greenaway, P. Eng., Michael G. Hester, FAus IMM, and Jesse Duke, P. Geo.; each of whom is a qualified person pursuant to National Instrument 43-101. The 2013 Feasibility Study is incorporated by reference in this AIF.

The complete 2013 Feasibility Study may be viewed under our profile at www.sedar.com or on our website at www.westerncopperandgold.com.

1 Summary

This report has been prepared by M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to summarize the work performed in the preparation of a feasibility study, supplementary to the Canadian Standard NI 43-101, previously issued for the development of the Casino property (the “Property”) in the Yukon Territory in northern Canada for Casino Mining Corporation (“CMC”), a 100% owned subsidiary of Western Copper and Gold Corporation (“WCGC”).

1.1 Key Data

The key details about this project are as follows:

1.

Casino is primarily a copper and gold project that is expected to process 120,000 dry tonnes of material per day (t/d) or 43.8 million dry tonnes per year (t/y). Metals to be recovered are copper, gold, molybdenum and silver.

2.

There are a total of 965 million tonnes of proven and probable mill ore reserves and 157 million tonnes of proven and probable heap leach reserves. Based on the economic analysis, the Property will produce the following over the life of the mine from heap leach and flotation:

	a.	Gold – 5.72 million ounces
	b.	Silver – 30.26 million ounces
	c.	Copper – 3.58 billion pounds
	d.	Molybdenum – 325 million pounds

3.

The process will include a conventional single-line SAG mill circuit (Semi-Autogenous Ball Mill Crushing, or SABC) followed by conventional flotation to produce concentrate for sale. In addition to the concentrator, there will be a separate carbon-in-column facility to recover precious metals from oxide ore. Gold and silver bullion (doré) produced will be shipped by truck to metal refineries.

4.

The Property will require the construction of a power plant and will generate its own electrical power using LNG to fuel the generator drivers. Additionally, the mine haulage vehicles and over-the-highway tractors which haul concentrates and LNG will utilize LNG as fuel.

5.

The Property has several routes of access, including by the Yukon River, by aircraft, winter roads, and existing trails. A network of paved highways provides access to the region from the Port of Skagway, Whitehorse and northern British Columbia. Paved roads to the Property currently exist up to Carmacks. A new, all weather, gravel road will be constructed by the project to connect Casino to Carmacks via the existing Freegold Road. The new access road will, in general, follow the existing Casino Trail that will be upgraded to support trucking from Carmacks to Casino.

6.	Fresh water will be sourced from the Yukon River.

7.	The major milestones in the schedule are as follows:

	a.	Full Notice to Proceed and construction start-up – first quarter 2016
	b.	Heap Leach operation start-up – fourth quarter 2017
	c.	Mill operation start-up – fourth quarter 2019
	d.	Commercial Production – first quarter 2020

1.2 Property Description and Ownership

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44'N and longitude 138° 50'W (NTS map sheet 115J/10), in west central Yukon, in the northwest trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse.

The area around Casino has been subject to increasing staking and exploration activity over the past few years. Two properties have defined reserves, the Carmacks Copper Project and the Minto Mine, both of which are discussed in Section 23, Adjacent Properties.

The project is located on Crown land administered by the Yukon Government and is within the Selkirk First Nation traditional territory and the Tr’ondek Hwechin First Nation traditional territory lies to the north. The proposed access road crosses into Little Salmon Carmacks First Nation traditional territory to the south.

The Casino Property lies within the Whitehorse Mining District and consists of 723 full and partial Quartz Claims and 85 Placer Leases acquired in accordance with the Yukon Quartz Mining Act. The total area covered by Casino Quartz Claims is 13,339.17 ha. The total area covered by Casino Placer Leases is 747.45 ha. CMC is the registered owner of all claims, although certain portions of the Casino property remain subject to royalty agreements. The claims covering the Casino property are discussed further in Section 4 of this document.

Figure 1-1 at the end of this section shows the site’s location in Yukon Territory as well as other points of interest relevant to this Report. Figure 1-2 and Figure 1-3 show the roadway paths from the Yukon River to the proposed site facilities.

1.3 Geology

The geology of the Casino deposit is typical of many porphyry copper deposits. The deposit is centered on an Upper Cretaceous-age (72-74 Ma), east-west elongated porphyry stock, the Patton Porphyry, which intrudes Mesozoic granitoids of the Dawson Range Batholith and Paleozoic schists and gneisses of the Yukon Crystalline Complex. Intrusion of the Patton Porphyry into the older rocks caused brecciation of both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock. Brecciation is best developed in the eastern end of the stock where the breccia can be up to 400 metres wide in plan view. To the west, along the north and south contact, the breccias narrow gradually to less than 100 metres. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 kilometres.

The main body of the Patton Porphyry is a relatively small, locally mineralized, stock measuring approximately 300 by 800 metres and is surrounded by a potassically-altered Intrusion Breccia in contact with rocks of the Dawson Range. Elsewhere, the Patton Porphyry forms discontinuous dikes ranging from less than one to tens of metres wide, cutting both the Patton Porphyry Plug and the Dawson Range Batholith. The overall composition of the Patton Porphyry is rhyodacite, with phenocrysts falling into a dacite composition and the matrix being of quartz latite composition. It is more commonly made up of distinct phenocrysts of abundant plagioclase and lesser biotite, hornblende, quartz and opaques.

The Intrusion Breccia surrounding the main Patton Porphyry body consists of granodiorite, diorite, and metamorphic fragments in a fine-grained Patton Porphyry matrix. It may have formed along the margins, in part, by the stoping of blocks of wall rocks. An abundance of Dawson Range inclusions are prominent at the southern contact of the main plug, Wolverine Creek metamorphic rocks increase along the northern contact, and bleached diorite increases at the eastern contact of the main plug. Strong potassic alteration locally destroys primary textures.

1.4 Mineralization

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Better grades occur in the breccias and gradually decrease outwards away from the contact zone both towards the centre of the stock and outward into the granitoids and schists. The main mineralization types are:

  Leached Cap Mineralization (CAP) – This oxide gold zone is gold-enriched and copper-depleted due to supergene alteration processes as well as the lower specific gravity of this zone relative to the other supergene zones. Weathering has replaced most minerals with clay. The weathering is most intense at the surface and decreases with depth.

  Supergene Oxide Mineralization (SOX) – This zone is copper-enriched, with trace molybdenite. It generally occurs as a thin layer above the Supergene Sulphide zone. Where present, the supergene oxide zone averages 10 metres thick, and can contain chalcanthite, malachite and brocanthite, with minor azurite, tenorite, cuprite and neotocite.

  Supergene Sulphide Mineralization (SUS) – Supergene copper mineralization occurs in an up to 200 metre-deep weathered zone below the leached cap and above the hypogene. It has an average thickness of 60 metres. Grades of the Supergene sulphide zone vary widely, but are highest in fractured and highly pyritic zones, due to their ability to promote leaching and chalcocite precipitation. The copper grades in the Supergene Sulphide zone are almost double the copper grades in the Hypogene (0.43% Cu versus 0.23% Cu).

  Hypogene Mineralization – Hypogene mineralization occurs throughout the various alteration zones of the Casino Porphyry deposit, as mineralized stock-work veins and breccias. Significant Cu-Mo mineralization is related to the potassically-altered breccia surrounding the core Patton Porphyry, as well as in the adjacent phyllically-altered host rocks of the Dawson Range Batholith. The pyrite halo in this mineralization is host to the highest Cu values on the property.

Native gold can occur as free grains in quartz (50 to 70 microns) and as inclusions in pyrite and/or chalcopyrite grains (1 to 15 microns). High grade smoky quartz veins with numerous specks of visible gold are also reported to exist.

1.5 Exploration Status

In 2009, Quantec Geoscience Limited of Toronto, Ontario performed Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys as well as a Magnetotelluric Tensor Resistivity (MT) survey over the entire grid. Magnetotelluric Resistivity results in high resolution and deep penetration (to 1 km) and the Titan DC Resistivity & Induced polarization provides reasonable depth coverage to 750 m.

In 2010, all Pacific Sentinel’s historic drill core stored at the Casino Property was re-logged. The purpose of the re-logging was to provide data for the new lithology and new alteration models.

In 2011 and 2012, WCGC focused on geotechnical, metallurgical and baseline environmental studies, however certain of the drill holes were also drilled, logged and sampled for exploration purposes. In 2011, the program involved 41 drill holes for a total of 3,163.26 m. In 2012, six holes (228.07 m) were drilled for geotechnical purposes and 5 holes (1,507.63 m) were drilled for metallurgical sampling.

1.6 Development and Operations

1.6.1 Mining and Processing

A mine plan was developed to supply ore to a conventional copper sulphide flotation plant with the capacity to process ore at a nominal rate of 120,000 tonnes per day, or 43.8 million tonnes per year. Actual annual throughput will vary depending on the ore hardness encountered during the period. The mine is scheduled to operate two 12 hour shifts per day, 365 days per year.

Both sulphide copper-molybdenum ore and oxide gold ore will be processed. Copper-molybdenum ore will be transported from the mine to the concentrator facility and oxide gold ore will be transported from the mine to a crushing facility ahead of a heap leaching facility and a gold recovery facility.

Copper-molybdenum ore will be processed by crushing, grinding, and flotation to produce copper and molybdenum sulphide mineral concentrates. Copper concentrate will be loaded into highway haul trucks and transported to the Port of Skagway for ocean shipment to market. Molybdenum concentrate will be bagged and loaded onto highway haul trucks for shipment to market.

Oxide gold ore will be leached with an aqueous leach solution. Gold in the enriched (or pregnant) leach solution which will extracted by using carbon absorption technology to produce gold doré bars. The enriched leach solution will also be treated to recover copper and cyanide and produce a copper sulphide precipitate. The copper sulphide precipitate will be bagged and loaded onto highway haul trucks for shipment to market. Recovery methods are discussed more in depth in Section 17.

1.6.2 Metallurgical Testing and Metal Recoveries

Recent test work by METCON Research on the oxide cap material showed that good recoveries of gold and acceptable cyanide consumptions could be obtained by integrating the cyanide heap leach with the SART process. This process has been adopted for this feasibility study.

Flotation testing by G&T Metallurgical from 2008 to 2012 indicated that copper concentrate grades of 28% copper could be routinely achieved at good copper recoveries with a primary grind size of 80% passing 200 µm and a regrind of 80% passing 25 µm. Gold and silver will be recovered with the copper concentrate. Molybdenum will be recovered to a molybdenum concentrate in a separate flotation circuit.

The average metal recoveries expected from mill processing following the planned mill feed schedule are noted below:

Copper recovery to copper concentrate, percent	86
Gold recovery to copper concentrate, percent	67
Silver recovery to copper concentrate, percent	53
Molybdenum recovery to molybdenum concentrate, percent	71

The metal recoveries expected from oxide cap heap leach processing are based on:

Gold recovery, percent	66
Silver recovery, percent	26
Copper recovery to SART precipitate, percent	18

1.6.3 Infrastructure

The region is serviced by paved all-weather roads connecting the towns of Carmacks and Whitehorse in the Yukon with the Port of Skagway Alaska. With the completion of the 132 km Casino access road, the project will have an all-weather access route through Carmacks to Whitehorse (approx. 380 km) and to the Port of Skagway (550 km). The Port of Skagway has existing facilities to store and load-out concentrates as well as facilities to receive bulk commodity shipments, fuels and connection to the Alaska Marine Highway. The Port of Skagway is developing plans to expand these facilities to better serve the expanding mining activity in the Yukon and Alaska.

The City of Whitehorse is the government, financial and commercial hub of the Yukon with numerous business and service entities to support the project, and represents a major resource to staff the project. Whitehorse has an international airport and provides commercial passenger and freight services for the region. The proposed new access road alignment is shown in Section 18.2 of this report.

A new airstrip will be constructed at the mine to accommodate appropriately sized aircraft. The existing airstrip will be razed in preparation for grading for process facilities.

1.6.3.1 Power

Electrical power to the mine will be developed in two phases. An initial power plant designated the Supplementary Power Plant will be constructed near the main workforce housing complex to provide power to the camp, to construction activities, and to the heap leach facilities that go into operation before the concentrator facility is operational.

The Supplementary Power Plant will consist of three internal combustion engines (ICE), dual fuel driven generators (capable of using both LNG and diesel) with a combined power output of 20.1 MW.

A Main Power Plant will be constructed at the Casino concentrator complex and will supply the electrical energy required for operation of the mine, concentrator, oxide ore treatment facilities and all infrastructure facilities. The primary electrical power generation will be provided by two gas turbine driven generators and a steam generator, operating in combined cycle mode (CCGT) to nominally produce 125 MW. Two internal combustion engine (ICE) driven generators will provide another 18.6 MW of power for black start capability, emergency power, and to complement the gas turbine generation when required. The gas turbines and the ICEs will be fueled by natural gas (supplied as liquefied natural gas, or LNG).

LNG will be transported to the site from Fort Nelson, British Columbia via tanker trucks and stored on-site in a large, 10,000 m3 site-fabricated storage tank to supply the power plant. In addition to providing fuel for the power plants, the LNG facility will provide fuel for the mine haulage fleet and over the highway tractors used for hauling concentrates and LNG tankers. Distribution to the vehicles will be by two portable fueling stations and two mobile refuelers.

1.6.3.2 Water

The main fresh water supply will be supplied from the Yukon River. The water will be collected in a riverbank caisson and radial well system (Ranney Well) and pumped through an above-ground insulated 36” diameter by 17.4 km long pipeline with four booster stations to the 22,000 m3 capacity freshwater pond near the concentrator. The design capacity of the fresh water collection and transfer system will be approximately 3,400 cubic meters per hour.

The fire water requirement is 341 m3/h for two hours. This demand is satisfied by a fire reserve capacity of 682 m3 in the lower portion of the freshwater pond that will be unavailable for other uses.

Potable water will be produced by filtering and chlorinating fresh water and will be stored and distributed separately.

Process water reclaimed from the tailings pond and from the plant will be collected in a 63,700 m3 process water pond. The total process water supply to the plant required at design tonnage is 11,191 m3/h. The total feed to the pond consists of 7,122 m3/h combined thickener overflow, 3,228 m3/h reclaim water from the tailings pond and 841 m3/h fresh water makeup. Assuming the reclaim water system is not operating the plant can run for 19.7 hours with all other feed streams operating at the design rates.

1.6.4 Permits

The Yukon Socioeconomic Assessment Board (YESAB) will assess the Casino Project for environmental and socio-economic effects under the Yukon Environmental and Socioeconomic Assessment Act (YESAA). At the conclusion of the assessment, YESAB issues its recommendations to a decision body for consideration. For the Casino Project, it is expected that the designated decision body will be the Yukon Government.

After assessment, the project must secure certain permits and licenses. Mining related projects in the Yukon are regulated through territorial and federal legislation by various agencies, including government departments and independent quasi-judicial boards. The regulatory permitting and licensing processes are separate from YESAA. There is no single-window application process for regulatory permitting. Separate applications and information packages are required for each authorization and agency. The main pieces of legislation that will govern mining related activities for the Casino properties include:

  Quartz Mining Act;
  Waters Act;
  Territorial Lands (Yukon) Act;
  Environment Act;
  Highways Act;
  Dangerous Goods Transportation Act;
  Fisheries Act;
  Yukon Occupational Health and Safety Act.

Work on these permits is in progress. Environmental study results are detailed in Section 20 of this report.

1.7 Mineral Resource and Mineral Reserve Estimates

1.7.1 Metal Pricing

Table 1-1 shows a summary of metal pricing that has been used for this report. Long-term metal prices used in the financial model were converted from US dollars using a long term exchange rate of C$:US$ = 0.95 and are shown in Canadian dollars.

Table 1-1: Summary of Metal Pricing

	Copper	Gold	Molybdenum	Silver
Resources	$2.00/lb	$875.00/oz	$11.25/lb	$11.25/oz
Reserves	$2.75/lb	$1,300.00/oz	$14.50/lb	$23.00/oz
Financial Model	$3.16/lb	$1,473.68/oz	$14.74/lb	$26.32/oz

1.7.2 Mineral Resource

Table 1-2 summarizes the mineral resources for the Casino Project.

Table 1-2: Mineral Resource-Inclusive of Mineral Reserve

Supergene and Hypogene Zones	Cutoff	Ore	Copper	Gold	Moly	Silver	CuEq
(Mill Resource)	CuEq (%)	Mtonnes	(%)	(g/t)	(%)	(g/t)	(%)
Measured Mineral Resource
Supergene Oxide	0.25	25	0.28	0.52	0.026	2.38	0.77
Supergene Sulphide	0.25	36	0.39	0.41	0.029	2.34	0.84
Hypogene	0.25	32	0.32	0.38	0.026	1.94	0.73
Total Measured Resource	0.25	93	0.34	0.43	0.027	2.21	0.78
Indicated Mineral Resource
Supergene Oxide	0.25	36	0.23	0.21	0.019	1.44	0.46
Supergene Sulphide	0.25	216	0.24	0.22	0.019	1.72	0.50
Hypogene	0.25	711	0.17	0.21	0.023	1.65	0.45
Total Indicated Resource	0.25	963.6	0.19	0.21	0.022	1.66	0.46
Measured/Indicated Mineral Resource
Supergene Oxide	0.25	61	0.25	0.34	0.022	1.83	0.59
Supergene Sulphide	0.25	252	0.26	0.25	0.021	1.81	0.55
Hypogene	0.25	743	0.17	0.22	0.023	1.66	0.46
Total Measured/Indicated Resource	0.25	1057	0.20	0.23	0.022	1.71	0.49
Inferred Mineral Resource
Supergene Oxide	0.25	26	0.26	0.17	0.010	1.43	0.41
Supergene Sulphide	0.25	102	0.20	0.19	0.010	1.49	0.38
Hypogene	0.25	1568	0.14	0.16	0.020	1.36	0.37
Total Inferred Resource	0.25	1696	0.14	0.16	0.019	1.37	0.37
Leached Cap/Oxide Gold Zone	Cutoff	Ore	Copper	Gold	Moly	Silver	CuEq
(Heap Leach Resource)	Gold (g/t)	Mtonnes	(%)	(g/t)	(%)	(g/t)	(%)
Measured Mineral Resource	0.25	31	0.05	0.52	0.025	2.94	N.A.
Indicated Mineral Resource	0.25	53	0.03	0.33	0.017	2.36	N.A.
Measured/Indicated Resource	0.25	84	0.04	0.40	0.020	2.57	N.A.
Inferred Mineral Resource	0.25	17	0.01	0.31	0.008	1.93	N.A.
CuEq is based on metal prices of US$2.00/lb copper, $US875/oz gold, US$11.25/lb molybdenum, and US$11.25/oz silver and assumes 100% metal recovery.

The supergene oxide, supergene sulphide, and hypogene zones are mill resources and are tabulated at a 0.25% copper equivalent cutoff grade. Measured and indicated supergene and hypogene resources amount to 1.06 billion tonnes at 0.20% copper, 0.23 g/t gold, 0.022% molybdenum, and 1.71 g/t silver. Inferred resources are an additional 1.7 billion tonnes at 0.14% copper, 0.16 g/t gold, 0.019% molybdenum, and 1.37 g/t silver.

The leach cap contains potential heap leach ore and is tabulated at a 0.25 g/t gold cutoff grade. Measured and indicated heap leach ore amounts to 84.0 million tonnes at 0.04% copper, 0.40 g/t gold, and 2.57 g/t silver. Inferred resources are an additional 17 million tonnes at 0.01% copper, 0.31 g/t gold, and 1.93 g/t silver.

1.7.3 Mineral Reserve

The mill ore reserve amounts to 965.2 million tonnes at 0.204% copper, 0.240 g/t gold, 0.0227% molybdenum, and 1.74 g/t silver. Heap leach reserve is an additional 157.5 million tonnes at 0.292 g/t gold and 0.036% copper. Table 1-3 presents the mineral reserve for the Casino Project.

Table 1-3: Mineral Reserve

	Ore Ktonnes	Tot Cu	Gold	Moly	Silver
Mill Ore Reserve:		(%)	(g/t)	(%)	(g/t)
Proven Mineral Reserve:
Mill Ore	91,602	0.336	0.437	0.0275	2.23
Probable Mineral Reserve:
Mill Ore	729,777	0.203	0.235	0.0240	1.78
Low Grade Stockpile	143,828	0.122	0.139	0.0133	1.19
Total Probable Reserve	873,605	0.190	0.219	0.0222	1.68
Proven/Probable Reserve
Mill Ore	821,379	0.218	0.258	0.0244	1.83
Low Grade Stockpile	143,828	0.122	0.139	0.0133	1.19
Total Mill Ore Reserve	965,207	0.204	0.240	0.0227	1.74

	Ore ktonnes	Gold	Tot Cu	Moly	Silver
Heap Leach Reserve:		(g/t)	(%)	(%)	(g/t)
Proven Mineral Reserve	31,760	0.480	0.051	N/A	2.79
Probable Mineral Reserve	125,694	0.244	0.032	N/A	2.06
Total Heap Leach Reserve	157,454	0.292	0.036	N/A	2.21

1.8 Costs and Financial Data

1.8.1 Capital Cost Estimate

The initial capital investment for complete development of the project is estimated to be $2.456 billion total direct and indirect cost. Table 1-4 shows the capital cost breakdown.

Table 1-4: Capital Cost Estimate Summary

(millions)
Direct Costs
Mining Equipment & Mine Development	$454
Concentrator (including related facilities)	$904
Heap Leach Operation	$139
Camp	$70
Sub-Total	$1,566
Indirect Costs	$295
Infrastructure Costs
Power Plant	$209
Access Road	$99
Airstrip	$24
Subtotal Infrastructure	$332
Contingency	$218
Owner's Costs	$44
Grand Total	$2,456

In addition to the above, the total life of mine sustaining capital is estimated to be $361.7 million. This capital will be expended during a 22 year period.

1.8.2 Operating Cost Estimate

Life of mine average operating cost is $8.52 per tonne for sulphide ore, which includes mining, concentrator plant and general and administrative costs. The life of mine average operating cost is $4.04 per tonne for oxide ore which includes processing only.

1.8.3 Financial Analysis

Net Income after Tax amounts to $6.7 billion for the life of the mine. The base case economic analysis (Table 1-5) indicates that the project has an Internal Rate of Return (IRR) of 20.1% after taxes with a payback period of 3.0 years.

Table 1-5 compares the base case project financial indicators with the financial indicators for other cases when the sales price, the amount of capital expenditure, operating cost, and copper recovery are varied from the base case values. By comparing the results of this sensitivity study, it can be seen that the project IRR’s sensitivity to variation in metal sales price has the most impact, while variation of operating cost, variation of mill recovery, and variation of capital cost are approximately equal.

Table 1-5: Sensitivity Analysis (After tax figures)

						Payback
	NPV @ 0%	NPV @ 5%	NPV @ 8%	NPV @ 10%	IRR	Years
Base Case (LTP)	$6,651	$2,986	$1,830	$1,296	20.1%	3.0
SEC Prices	$7,848	$3,621	$2,287	$1,669	22.5%	2.7
Spot Prices*	$7,744	$3,597	$2,282	$1,672	22.7%	2.6
Base-Case Sensitivities
Metals Price +10%	$8,157	$3,786	$2,407	$1,768	23.1%	2.6
Metals Price -10%	$5,146	$2,186	$1,253	$824	16.7%	3.5

Capex +10%	$6,499	$2,840	$1,689	$1,158	18.4%	3.2
Capex -10%	$6,804	$3,133	$1,972	$1,434	22.1%	2.7

Opex +10%	$6,103	$2,705	$1,631	$1,135	19.0%	3.1
Opex -10%	$7,200	$3,268	$2,029	$1,457	21.1%	2.9

Mill Recovery +5%	$7,304	$3,329	$2,075	$1,495	21.3%	2.8
Mill Recovery -5%	$5,998	$2,644	$1,585	$1,096	18.7%	3.1

$ in millions
*Spot prices are on the last	Base Case		SEC Prices		Spot Prices*
day of December 2012	Copper	$3.16	Copper	$3.67	Copper	$3.57
	Molybdenum	$14.74	Molybdenum	$14.67	Molybdenum	$11.80
	Gold	$1,473.68	Gold	$1.487.85	Gold	$1,657.50
	Silver	$26.32	Silver	$28.80	Silver	$29.95

1.9 Conclusions and Recommendations

The Casino mineral occurrence can be successfully and economically exploited by proven and conventional mining and processing methods under the conditions and assumptions outlined in this report. Overall, the main risk and key metric for financial success is metal pricing.

Opportunities exist to enhance the project economics including:

  Conversion of some of the inferred resource into measured and indicated.
  Sharing of infrastructure development costs with other parties.
  Optimize the process during the basic and detailed engineering phases.

To further enhance the project, M3 recommends that CMC perform the following:

  CMC should continue to further define the resource through exploration drilling, particularly in the more sparsely drilled area west of the main zone and deep drilling adjacent to the microbreccia pipe (approximately $2 million required).

  CMC should continue with the environmental studies and permitting efforts now underway (approximately $5 million required).

  CMC should continue with the engineering effort in support of permitting (approximately $1 million required).

  CMC should continue to monitor developments in the Yukon, northern British Columbia, and Alaska to be in a position to share infrastructure development (approximately $200,000 required).

Figure 1-2: Road to Casino Concentrator Site from the Yukon River
(Source: M3)

Figure 1-3: Path from Yukon River to Proposed Fresh Water Pond
(Source: M3)

Work Undertaken in 2012 and Work Plan for 2013

Baseline data acquisition and other permitting activities continued in 2012. Community meetings were held in Whitehorse and the Village of Carmacks in May, and Western met with the Selkirk and Little Salmon/Carmacks First Nations late in the fourth quarter 2012 and in early 2013. Western has prioritized engagement with communities, First Nations and other governments in preparation for formal submission of its application to the Yukon Environmental and Socio-economic Act Board (“YESAB”) - the first step of the Yukon permitting process.

The Company will continue its permitting activities in 2013 with the goal of submitting its application to the YESAB in the fourth quarter of 2013.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of the following:

1.	Unlimited number of Common Shares without par value. As of the date of this AIF, there are 93,782,503 common shares outstanding.

All of the issued common shares of the Company are fully paid and non-assessable. All of the common shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company; and

2.

Unlimited number of Preferred Shares without par value, with the following special rights and restrictions: they may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions. Preferred shares would rank in priority, with respect of payment of dividends and distributions of assets on a liquidation, dissolution or winding-up of the Company, to shares ranking junior to the preferred shares including common shares. Preferred shares do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this AIF, there are no Preferred Shares outstanding.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant stock options to directors, officers, employees, and consultants of the Company and its subsidiaries.

As at March 18, 2013, the following stock options were outstanding under the stock option plan:

Expiry Date	Number of stock options	Exercise price

June 24, 2013	445,000	$1.14
May 12, 2014	462,000	$0.55
October 19, 2014	100,000	$1.85
March 30, 2015	100,000	$1.74
July 16, 2015	731,667	$0.79
November 4, 2015	100,000	$1.50
July 6, 2016	1,475,000	$2.84
September 14, 2016	200,000	$2.84
July 12, 2017	1,610,000	$0.80
September 10, 2017	50,000	$0.84
January 15, 2018	100,000	$1.59

TOTAL	5,373,667

MARKET FOR SECURITIES

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol “WRN”. During the Company's most recently completed financial year, the Company’s common shares traded as follows:

Month	High	Low	Total Volume
January	1.88	1.58	3,447,948
February	2.04	1.65	3,611,892
March	1.93	1.41	1,804,782
April	1.43	1.18	2,016,761
May	1.27	0.85	1,295,186
June	0.92	0.70	1,719,353
July	0.79	0.59	1,343,604
August	1.03	0.61	1,260,278
September	0.98	0.65	3,238,869
October	0.77	0.65	1,109,795
November	0.73	0.61	781,863
December	1.46	0.68	2,978,000

PRIOR SALES

The Company issued the following securities which are not listed or quoted on a marketplace during the most recently completed financial year:

Grant Date	Number of Stock Options	Exercise Price
July 12, 2012	1,610,000	$0.80
September 10, 2012	50,000	$0.84

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation, and Experience

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting.

Name and Position	Province and Country	Director or Officer
	of Residence(1)	since
Dale Corman
Chairman, Director and Chief Executive Officer	British Columbia, Canada	May 3, 2006
Robert Byford (2) (4)
Director	British Columbia, Canada	September 22, 2009
Robert Gayton (2) (3)
Director	British Columbia, Canada	May 3, 2006
David Williams (2) (3) (4)
Director	Ontario, Canada	May 3, 2006
Klaus Zeitler (3) (4)
Director	British Columbia, Canada	May 3, 2006
Paul West-Sells
President and Chief Operating Officer	British Columbia, Canada	November 20, 2008
Julien François,
Vice President Finance and Chief Financial Officer	British Columbia, Canada	May 3, 2006
Cameron Brown
Vice President Engineering	Washington State, USA	July 16, 2010
Corey Dean
Corporate Secretary	British Columbia, Canada	May 3, 2006

(1)	The information as to country of residence and principal occupation has been furnished by the respective individuals.
(2)	Denotes member of Audit Committee.
(3)	Denotes member of Compensation Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

The principal occupation of Robert Byford, Robert Gayton, David Williams, Klaus Zeitler, and Corey Dean is not acting as Director or Officer of the Company. Information as to the principal occupation of these Directors and Officer is described in the narratives below.

Dale Corman, B.Sc., P.Eng., has served as Chief Executive Officer, Director, and Chairman of the Board Directors since the Company’s inception in 2006. From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years’ experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Mr. Corman is a Director of Spanish Mountain Gold [TSXV:SPA], NorthIsle Copper and Gold Inc. [TSXV:NCX], and Copper North Mining Corp. [TSXV:COL].

Robert M. Byford, FCA, has served as director in 2009. He is a former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc. He has a background in audit and tax and acquired significant experience with numerous public companies during his 39 years with KPMG and predecessor firms. In 1983, Mr. Byford became Managing Partner of the BC Region consulting practice and was a founding partner of the firm’s Corporate Finance Practice. Mr. Byford has acted as lead financial adviser on a wide range of finance, divestiture and acquisition transactions in many industry sectors. He was an elected Governor of the Vancouver Stock Exchange and has been a frequent speaker on corporate governance, securities and corporate finance matters. He graduated from Simon Fraser University in 1969 and obtained his professional qualification as a Chartered Accountant in 1971. Mr. Byford was elected a fellow of the Institute of Chartered Accountants of British Columbia in 2009 for outstanding service to the community and this profession.

Robert Gayton, B.Comm., Ph.D., FCA, has served as Director, and Chairman of the Audit Committee since the Company’s inception in 2006.

Dr. Gayton is a Chartered Accountant and holds a Ph.D. – Accounting/Finance from the University of California, Berkeley (1973). Dr. Gayton was a member of the Business School faculties at Berkeley and the University of BC from 1965 to 1974.

In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and establish their professional development program. He became partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

He is currently a director and chair/member of the audit and other committees of the following companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE MKT:NSU], and Silvercorp Metals Inc. [TSX & NYSE:SVM].

David Williams, LL.B., MBA, has served as Director since the Company’s inception in 2006. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is a Director of Atlantis Systems Corp. [NEX:AIQ.H] and SQI Diagnostics [TSXV:SQD]. Mr. Williams holds a Master of Business Administration Degree from Queens University and a Doctor of Civil Laws Degree from Bishops University.

Klaus Zeitler, Ph.D., has served as Director since the Company’s inception in 2006. Dr. Zeitler was the founder and CEO of Inmet from 1987 to 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 to 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler is President, CEO, and Director of Amerigo Resources Ltd. [TSX:ARG] and he is the Chairman and a Director of Los Andes Copper Ltd. [TSXV:LA], and of Rio Alto Mining Limited [TSX:RIO]. He is also a Director of Vena Resources Inc. [TSX:VEM].

Paul West-Sells, Ph.D., has served as President and Chief Operating Officer since March 2010. He joined the Company in 2006 as its Senior Metallurgist to provide metallurgical support to the Company’s projects and to lead the advancement of the Casino Project through pre-feasibility engineering. Dr. West-Sells has 20 years’ experience in the mining industry, and was at BHP Billiton, Placer Dome Inc. and Barrick Gold Corporation in a series of increasingly senior roles in research and development and project development. He holds a Ph.D. from the University of British Columbia in metallurgical engineering.

Julien François, CA has served as Vice President, Finance and Chief Financial Officer since the Company’s inception in 2006. Prior to joining the Company, he was the Controller of Western Silver Corporation from 2005 to 2006. From 2000 to 2005, Mr. François worked in the audit practice at PricewaterhouseCoopers LLP. Mr. François graduated from the University of British Columbia in 2000 and obtained his professional qualification as a Chartered Accountant in 2004. He is also Chief Financial Officer of Copper North Mining Corp. [TSXV:COL].

Cameron Brown, P. Eng., has served as Vice President, Engineering since July 2010. From 2006 to 2010, Mr. Brown was the Company’s Project Manager. Mr. Brown has 41 years’ experience in mineral processing and has been responsible for plant maintenance, project management and engineering of major base and precious metal projects. He was formerly Project Manager for Western Silver Corporation and worked for 22 years for Bechtel Mining & Metals in various capacities including; Project Manager, Project Engineering Manager, and Manager of Engineering for Bechtel Mining & Metals (Global).

Corey Dean, B. Comm., L.L.B has served as Corporate Secretary since the Company’s inception in 2006. Mr. Dean has practiced corporate, securities and natural resource law with a focus on corporate finance and mergers and acquisitions since 1981. He was educated at the University of British Columbia where he received his B.Comm. in 1979 and his LL.B. in 1980. Since 1987, he has been a partner of the firm of DuMoulin Black LLP, a law firm focused on corporate finance for public companies, and is currently managing partner of the firm. Mr. Dean has an extensive corporate and securities practice with particular emphasis on mergers and acquisitions as well as public and private financings and corporate governance matters. He has advised numerous clients in listing matters on stock exchanges and in cross border financings. He acts as counsel for corporate clients engaged in various industry sectors but primarily in mineral exploration, development and operations.

Mr. Dean is an officer of Bear Creek Mining Corporation [TSXV:BCM], Copper North Mining Corp. [TSXV:COL], and Rio Cristal Resources Corporation [TSXV:RCZ].

Control of Securities

As at March 18, 2013, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, and aggregate of 7,098,742 common shares of the Company, representing approximately 7.6% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company as a group held 3,645,000 stock options for the purchase of common shares of the Company. The stock options are exercisable at prices ranging from $0.55 and $2.84 per common share and expire between 2013 and 2017. Of the total stock options held by directors and executive officers, 2,011,662 stock options had vested as at March 18, 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, to the knowledge of the Company, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the disclosure above, an “order” means (a) a cease trade order, including a management cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Other than as disclosed below, to the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)

is, at the date of this AIF, or has been within the ten years before the date this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

1.

Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

2.	David Williams was a director of the reporting issuers when the following events occurred:

On June 30 2010, Roador was delisted from the TSX Venture Exchange for failure to file financial statements. The Ontario Securities Commission and the British Columbia Securities Commission issued cease trade orders on Roador in early February 2011. Roador continues as a viable business and is in the process of seeking an alternate exchange listing. The cease trade orders are still in effect.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company and its properties are not currently subject to, and were not during the Company's most recently completed financial year subject to, any legal proceedings, nor are any proceedings known to be contemplated that involve a claim for damages in an amount that excluding interest and costs exceeds 10% of the current assets of the Company.

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority and the Company did not enter into any settlement agreements before a court in respect of securities legislation or with a securities regulatory authority during the most recently completed financial year or prior to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, to the knowledge of the Company, none of the following persons has had any material interest, direct or indirect, in any transaction during the Company's three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See “Risk Factors – Conflicts of Interest” and “Conflicts of Interest”.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare at its offices in Vancouver, British Columbia, at 510 Burrard Street, Vancouver, BC, V6C 3B9, in Toronto, Ontario, and in Denver, Colorado, USA.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, other than in the ordinary course of business:

  Net Smelter Returns Royalty Agreement dated December 21, 2012 between Western Copper and Gold Corporation, Casino Mining Corp., and 8248567 Canada Limited.

  Royalty Purchase Agreement dated December 20, 2012 between Western Copper and Gold Corporation, Casino Mining Corp., and 8248567 Canada Limited.

  Option Agreement dated July 2002 between CRS Copper Resources Corp. and Great Basin Gold Ltd.

  Amended and Restated Arrangement Agreement dated August 30, 2011 between Western Copper Corporation, NorthIsle Copper and Gold Inc., Copper North Mining Corp. and Others.

NAMES AND INTERESTS OF EXPERTS

The information of a scientific or technical nature regarding the Casino Project is based on the technical report entitled, “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study – Revision 1, Yukon, Canada” dated January 25, 2013 and prepared by Conrad E. Huss, P. E., Thomas L. Drielick, P.E., Jeff Austin, P. Eng., Gary Giroux, P. Eng., Scott Casselman, P.Geo., Graham Greenaway, P. Eng., Michael G. Hester, FAus IMM, and Jesse Duke, P. Geo.; each of whom is a qualified person pursuant to NI 43-101.

To the best of the Company’s knowledge, none of the above persons, held at the time of preparing the report, received after preparing the report, or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of the report prepared by such person. None of the above persons is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, Canada.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter, as approved by the Company’s Board of Directors, is included in Schedule A of this AIF.

Audit Committee composition and relevant education and experience

The Audit Committee is comprised of Robert Gayton (Chair), Robert Byford, and David Williams. All three members are independent and are financially literate, as described in National Instrument 52-110 – Audit Committees (“NI 52-110”). Please refer to the “Directors and Officers” section of this AIF for a detailed description of each member’s education and experience relevant to being a member of the Audit Committee.

Reliance on Certain Exemptions

Since the commencement of 2012, Western’s most recently completed financial year, the Company has not relied on:

a.	The exemption in section 2.4 of NI 52-110 (De Minimis Non- audit Services);
b.	The exemption in section 3.2 of NI 52-110 (Initial Public Offerings);
c.	The exemption in section 3.4 of NI 52-110 (Events Outside Control of Member);
d.	The exemption in section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member); or
e.	An exemption from of NI 52-110, in whole or in part, granted from Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of 2012, Western’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) of NI 52-110 (Controlled Companies) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

Since the commencement of 2012, Western’s most recently completed financial year, the Company has not relied on the exemption in section 3.8 of NI 52-110 (Acquisition of Financial Literacy) as all members of the Audit Committee are financially literate.

Audit Committee Oversight

At no time since the commencement of 2012, Western’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor, not been adopted by the Board of Western.

Pre-approval policies and procedures

All audit, audit related, tax, and non-audited services to be performed by the external audit firm are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External auditor service fees (by category)

The following table sets forth the aggregate professional fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during each year ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011
Audit Fees	$70,350	$101,500
Audit Related Fees	$1,800	$97,700
Tax Fees	$46,200	$46,870
All Other Fees	-	-
Total	$118,350	$246,070

Audit Fees are professional fees billed for the audit of the Company’s annual consolidated financial statements, reviews of interim financial statements and attestation services that are provided in connection with regular statutory or regulatory filings.

Audit Related Fees are professional fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. The total noted in the table above includes amounts billed for assurance services in connection with filings required for the Arrangement completed in 2011.

Tax Fees are professional fees billed for tax return preparation and advice related to tax compliance.

All Other Fees include fees billed for services other than disclosed in any other category.

ADDITIONAL INFORMATION

General

Information relating to the Company may be found under the Company’s profile on the SEDAR website at www.sedar.com. The information available at www.sedar.com includes copies of the full text of the technical report prepared for the Company in respect to the Casino Project described herein.

Additional financial information is provided in the Company’s audited annual consolidated financial statements and management’s discussion and analysis as at and for the year ended December 31, 2012. This information is also available under the Company’s profile on SEDAR at www.sedar.com.

Schedule A
Audit Committee Charter

A.          PURPOSE

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Corporation for the benefit of the shareholders. The Committee is appointed by the Board to assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities are to:

  review the effectiveness of the overall process of identifying and addressing material, financial- related business risk and the adequacy of the related disclosure;
  monitor the integrity of the Corporation’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
  monitor the independence and the performance of the Corporation’s external auditors;
  provide an avenue of communications among the external auditors, management and the Board of Directors;
  encourage adherence to, and continuous improvement of, the Corporation’s policies, procedures and practices relating to financial matters at all levels; and
  maintain an effective complaints procedure.

B.          COMPOSITION AND MEETINGS

The Committee shall be comprised of a minimum of three or more directors, as determined by the Board, each of whom shall meet the independence requirements of the relevant securities exchanges and regulatory agencies as may apply from time to time. Each member will be independent of management and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment. All members of the Committee must be financially literate. Financially literate means that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The Committee members shall be appointed by the Board at its first meeting following each annual shareholders’ meeting. If the Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee meetings may be held in person, by telephone conference or by video conference. A majority of the members of the Committee present in person, by teleconferencing or by videoconferencing will constitute a quorum.

The Committee may invite the Corporation's external auditors, the Chief Financial Officer (“CFO”), and such other persons as deemed appropriate by the Committee, to attend meetings of the Committee. The Committee shall meet at least annually with management and the external auditors to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, a portion of each Committee meeting shall be held, in camera, without any member of management being present.

Schedule A
Audit Committee Charter

C.          POWER AND AUTHORITY

The Committee shall have:

1.	the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

2.	the right to engage independent legal, accounting or other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Committee;

3.	the right at any time and without restriction to communicate directly with the CFO, other members of management who have responsibility for the audit process and external auditors; and

4.	such other powers and duties as may be delegated to it from time to time by the Board.

D.          RESPONSIBILITIES AND DUTIES - DETAIL

Review Procedures

The Committee shall:

1.

review with the external auditors, in advance of the audit, the audit process and standards, as well as regulatory or Corporation-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

2.

review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements; the appropriateness and disclosure of any off-balance sheet matters; and disclosure of related-party transactions;

3.

meet at least annually with the external auditors separately from management to review the integrity of the Corporation's financial reporting processes, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, performance of internal audit management, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting and the degree of compliance of the Corporation with prior recommendations of the external auditors. The Committee shall review with management any matters raised by the external auditors and direct management to implement such changes as the Committee considers appropriate, subject to any required approvals of the Board arising out of the review;

4.	discuss with management significant financial or other risk exposures and the steps management has taken to monitor, control and report such exposures;

5.

review the Corporation’s annual audited financial statements and management discussion and analysis prior to public disclosure and make recommendations to the Board respecting approval of the audited financial statements;

Schedule A
Audit Committee Charter

6.

review with management, the Corporation’s interim financial results and management discussion and analysis prior to public disclosure. Discuss any significant changes to the Corporation’s accounting principles and any items required to be communicated by the external auditors. If the statements are to be reviewed by the auditors, the Committee shall consult with the auditors as required during the process. The Committee shall make recommendations to the Board respecting approval of the interim financial statements or, if authorized to do so by the Board, approve the interim statements and MD&A; and

7.

periodically assess the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure of the statements themselves, and satisfy itself that those procedures are satisfactory. If the procedures are not considered satisfactory, the Committee should work with management to revise the procedures appropriately.

External auditors

1.

The external auditors shall report and are accountable directly to the Committee. The Committee shall at least annually review the independence and performance of the external auditors. It shall recommend to the Board of Directors the external auditors to be approved at a shareholders' meeting and recommend to the Board any discharge of auditors when circumstances warrant. If the auditors are not to be reappointed, the Committee shall select and recommend a suitable alternative.

2.

The Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.

The Committee is responsible for approving the fees and other significant compensation to be paid to the external auditors, and pre-approving, subject to ratification by the Board, any non-audit services that the auditor may provide. The Committee may delegate certain pre-approval functions for non- audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Committee for approval at its next meeting.

4.	On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Corporation that could impair the auditor’s independence.

5.	The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

6.

The Committee shall obtain from the external auditors confirmation that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations.

Schedule A
Audit Committee Charter

E.          DUTIES AND RESPONSIBILITIES - GENERAL

The Committee shall:

1.

on at least an annual basis, review with the Corporation’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Corporation’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

2.

annually prepare a report to shareholders to be included in the Corporation’s annual information circular as required by applicable securities laws. The Chairman of the Committee, or other member appointed by the Chair, will review all disclosure documents to be issued by the Corporation relating to financial matters, including news releases, annual information forms and information circulars;

3.	review and assess the adequacy of this Charter at least annually and submit it to the Board for approval;

4.	annually evaluate the Committee's performance and report its findings to the Board;

5.	maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities; and

6.	perform any other activities consistent with this Charter, the Corporation’s documents, and governing law, as the Committee or the Board deems necessary or appropriate.

F.          COMPLAINTS PROCEDURE

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted to the Committee, attention: The Chair. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential. Upon receipt of a complaint, the Chair will conduct or designate a member of the Committee to conduct an initial investigation. If the results of that initial investigation indicate there may be any merit to the complaint, the matter will be brought before the Committee for a determination of further investigation and action. Records of complaints made and the resulting action or determination with respect to the complaint shall be documented and kept in the records of the Committee for a period of three years.